United States securities and exchange commission logo





                              May 28, 2021

       Richard Gamarra
       Chief Executive Officer
       California Tequila, Inc.
       30012 Aventura, Suite A
       Rancho Santa Margarita, California 92688

                                                        Re: California Tequila,
Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed May 21, 2021
                                                            File No. 024-11474

       Dear Mr. Gamarra:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed May 21, 2021

       Summary of the Offering, page 2

   1. Please disclose your material relationships related to: (1) distilleries, such as your
                                                        "alliance of esteemed
distilleries" and "partnered distilleries in Mexico" mentioned on pages 2 and 9,
respectively; and (2) Luciano Gambaro mentioned on page 36. For example, disclose, if
applicable, the material terms of the written agreements, such as the duration of the
agreements.
       Marketing the Products, page 22

   2. Please revise this section to clarify your relationship with RNDC and Johnson Brothers, such as whether you
have written agreements with RNDC and Johnson Brothers and
 Richard Gamarra
California Tequila, Inc.
May 28, 2021
Page 2
       disclose the material terms of the agreements. In this regard, we note the reference in exhibit 13.2 to "We currently have a national alliance with RNDC and Johnson Brothers, giving us distribution to over 85% of the U.S. market."
Description of Property, page 38

3. We note your response to our prior comment number 2 and we have also read the
       Entailment and Joint Responsibility Agreement filed as Exhibit 6. Based on our read of the agreement, it appears that you are a distributor of finished products and you have no legal ownership interest in the Producer and its inventories. We specifically note the
       Fourth section of the agreement which states, "THE DISTRIBUTOR is obligated to not modify in any way, in the action of the activities mentioned in the statement B.3, the
       Tequila delivered by THE PRODUCER, previously bottled of origin. The only activities that can be performed by THE DISTRIBUTOR will be of distribute and sell the product delivered by THE PRODUCER, previously bottled." As such, it appears you should remove any and all references to manufacturing, bottling, intellectual property associated with bottle designs, inventories held in Mexico and clearly disclose in your Form 1-A that you are a distributor of finished products.
General

4. Please tell us the basis for the references in exhibits 13.1 and 13.2 to "$20 million dollars in historic sales" and "Historical sales in excess of $20 million," respectively.
        You may contact Kevin Stertzel, Staff Accountant, at 202-551-3723 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney at 202-
551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                              Sincerely,
FirstName LastNameRichard Gamarra
                                                              Division of
Corporation Finance
Comapany NameCalifornia Tequila, Inc.
                                                              Office of
Manufacturing
May 28, 2021 Page 2
cc:       Sara Hanks
FirstName LastName